UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of July 2005

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                        No       X

Lisbon, June 30th 2005

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US	EDP TRANSFERS TO ITS PENSION FUND 65,473,757 SHARES REPRESENTATIVE OF 2.01% OF BCP SHARE CAPITAL

INVESTOR RELATIONS DEPARTMENT Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello Phone +351 210012834 Fax: +351 210012899 Email: ir@edp.pt

EDP – Energias de Portugal, S.A. (“EDP”) hereby announces the transfer, to its Pension Fund, as a contribution in kind, of part of the 142,096,224 shares representative of 4.36% of Banco Comercial Português, S.A. (“BCP”) share capital, owned by its fully-owned subsidiary EDP Participações S.G.P.S., S.A.. Through this operation, 65,473,757 shares, representative of 2.01% of BCP share capital, were transferred to EDP’s Pension Fund at Eur. 2.12 per share, the closing price of BCP stock on June 30th, 2005.

Following this transaction EDP holds, through its subsidiary EDP Participações S.G.P.S., S.A., a 2.35% stake in BCP share capital and an equal percentage of the total voting rights. EDP’s Pension Fund also holds a qualified shareholding in this company’s share capital.

EDP was also informed by BCP that it has transferred to “BCP Pension Fund”, as a contribution in kind, 78,956,008 EDP shares corresponding to 2.16% of the company’s share capital and 2.17% of the total voting rights. With this operation, BCP now holds a direct stake of 2.90% of EDP share capital and 2.92% of the total voting rights (106,039,594 shares of EDP).

These cross-shareholdings result from a strategic alliance established in March 2000, aimed at exploring business opportunities by taking advantage of the leading position of both companies in their respective sectors. The abovementioned transactions are part of the financial management and capital allocation initiatives undertaken by EDP and BCP. EDP reiterates its intention to pursue the analysis and development of joint opportunities and business initiatives, which could enable both institutions to extract value from the existing partnership. No changes to the current shareholdings currently held by both institutions are foreseen.

EDP – Energias de Portugal, S.A.    Listed Company    Head Office: Praça Marquês de Pombal,12    1250-162 Lisboa    Portugal

Share Capital € 3 656 537 715    Registered with the Commercial Registry Office of Lisbon under no. 1805    Company Tax Number 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated July 1, 2005

EDP - Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer